UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EXCO Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

269279402

(CUSIP Number)

Douglas H. Miller

12377 Merit Drive, Suite 1700, LB 82

Dallas, Texas 75251

(214) 368-2084

Copy to:

Thomas H. Yang

Haynes and Boone, LLP

901 Main Street, Suite 3100

Dallas, Texas 75202

(214) 651-5545

(214) 200-0641 (fax)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269279402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Douglas H. Miller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,429,012 (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,429,012 (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,429,012 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.2%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)  See Item 3 below.

(2)  Includes 562,916 shares held for the benefit of Mr. Miller’s immediate family members in the following trusts: (i) Douglas H. Miller, Trustee, Samantha Hayes Hokanson 2005 Grantor Retained Annuity Trust, (ii) Douglas H. Miller, Trustee, Thomas Lee Miller 2005 Grantor Retained Annuity Trust, (iii) Douglas H. Miller, Trustee, Anthony Dickson Miller 2005 Grantor Retained Annuity Trust, (iv) Douglas H. Miller, Trustee, Elizabeth Brett Miller 2005 Grantor Retained Annuity Trust, (v) Douglas H. Miller, Trustee, Douglas Austin Miller 2005 Grantor Retained Annuity Trust and (vi) Douglas H. Miller, Trustee, Lana J. Miller Marital Trust. Includes 867,500 shares exercisable within 60 days pursuant to two nonqualified stock option agreements and one incentive stock option agreement. Includes 8,539 shares in Mr. Miller’s 401(k) plan.

(3) Based upon 104,098,313 shares of common stock outstanding reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 filed by EXCO Resources, Inc. on November 2, 2006.

This Amendment No. 1 on Schedule 13D/A amends and supplements the Schedule 13D (the “Initial Schedule 13D”) filed with the Securities and Exchange Commission on October 16, 2006 by and on behalf of Douglas H. Miller with respect to the common stock, par value $0.001 per share (the “Common Stock”), of EXCO Resources, Inc., a Texas corporation (the “Issuer”). The Initial Schedule 13D is amended and supplemented as follows.

Item 1.        Security and Issuer

This statement relates to the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 12377 Merit Drive, Suite 1700, LB 82, Dallas, Texas 75251.

Item 2.        Identity and Background

This statement is being filed by Douglas H. Miller. His principal business address is 12377 Merit Drive, Suite 1700, LB 82, Dallas, Texas 75251. Mr. Miller is principally employed as the chairman and chief executive officer of the Issuer. During the past five years, Mr. Miller has not been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D. Mr. Miller is a citizen of the United States.

Item 3.        Source and Amount of Funds or Other Consideration

Mr. Miller acquired 4,552,973 shares of Common Stock that he beneficially owns on February 14, 2006 in exchange for an equal number of shares of common stock of EXCO Holdings Inc., the former parent company of the Issuer, when EXCO Holdings Inc. was merged with and into the Issuer. Mr. Miller is deemed the beneficial owner of (i) an additional 867,500 shares of Common Stock subject to currently exercisable options granted to him as compensation for his service as a director and executive officer of the Issuer and, formerly, EXCO Holdings Inc., and (ii) an additional 8,539 shares of Common Stock acquired through his 401(k) plan.

Item 4.        Purpose of Transaction

Mr. Miller acquired the shares of Common Stock for investment purposes. Mr. Miller intends to assess his investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities. Depending upon the foregoing factors or any other factors deemed relevant by Mr. Miller, Mr. Miller may acquire additional shares of Common Stock, or dispose of all or part of his shares of Common Stock, in open market transactions, privately negotiated transactions or otherwise. Any such acquisitions or dispositions may be effected by Mr. Miller at any time without prior notice. Mr. Miller currently serves as a director and the chairman and chief executive officer of the Issuer. Mr. Miller may engage in communications from time to time with one or more shareholders, officers or directors of the Issuer regarding the Issuer’s operating performance, strategic direction or other matters that, if effected, could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described herein, Mr. Miller does not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer

(a)  As of December 1, 2006, Mr. Miller was the beneficial owner of the following shares of Common Stock (percentages are based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 filed on November 2, 2006):

Filing Person	No. Shares of Common Stock Beneficially Owned(1)	No. Shares Underlying Options Exercisable within 60 Days	Percentage of Common Stock Beneficially Owned

Douglas H. Miller	5,429,012	867,500	5.2%

(1) Includes the options exercisable within 60 days shown in the option column. Includes 8,539 shares in Mr. Miller’s 401(k) plan. Includes 562,916 shares held for the benefit of Mr. Miller’s immediate family members in six trusts.

(b)  As of December 1, 2006, Mr. Miller possessed voting and dispositive power over the following shares of Common Stock:

Douglas H. Miller
Sole power to vote or to direct the vote:	5,429,012 of Common Stock

Shared power to vote or to direct the vote:	0 shares of Common Stock

Sole power to dispose or to direct the disposition	5,429,012 shares of Common Stock

Shared power to dispose or to direct the disposition	0 shares of Common Stock

(c)  During the past sixty days, the following transaction in the Common Stock was effected by Mr. Miller:

•        On October 18, 2006, an aggregate of 157,349 shares of Common Stock reverted back to Mr. Miller pursuant to the terms of the five grantor retained annuity trusts established for the benefit of Mr. Miller’s immediate family members.

(d)  Not applicable.

(e)  Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

4,552,973 shares of Common Stock beneficially owned by Mr. Miller are subject to a registration rights agreement, the terms of which are summarized below:

Overview.    All of the shares of Common Stock that were issued in exchange for shares of EXCO Holdings Inc. when EXCO Holdings Inc. was merged with and into the Issuer on February 14, 2006 are subject to the First Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”). The Registration Rights Agreement entitles the stockholders that are parties thereto to certain rights with respect to the registration of shares of Common Stock for resale under the Securities Act.

Registrations.    Pursuant to the Registration Rights Agreement, after the Issuer’s initial public offering (“IPO”), all holders of unregistered shares of Common Stock who are subject to the Registration Rights Agreement can require the Issuer to register their shares in certain circumstances. In addition, at any time that the Issuer files a registration statement registering other shares, the holders of shares subject to the Registration Rights Agreement can require that the Issuer include their shares in such registration statement, subject to certain exceptions.

At any time on or after 180 days after the completion of the IPO, any holder of unregistered shares of the Common Stock who is party to the Registration Rights Agreement may request that the Issuer register up to one-third of the holder’s registrable securities in a resale registration statement. Mr. Miller understands that a shareholder has made a demand for registration and that all shareholders that are parties to the Registration Rights Agreement have elected to participate in the registration. Mr. Miller understands that the Issuer is preparing to file a resale registration statement with the SEC. At any time on or after 365 days after the completion of the IPO, any holder of registrable securities may again require the Issuer to register up to an additional one-third of the holder’s registrable securities initially covered by the Registration Rights Agreement in the same manner as the initial resale registration was made. A similar demand right will be invocable by any holder with respect to its remaining registrable securities commencing 540 days after completion of the IPO. Upon any such request for registration, the Issuer would then be required to give notice of the requested registration to all other holders of registrable securities to allow such other holders to register up to one-third of their registrable securities on the same registration statement. Following the IPO, the Issuer may request in writing that J.P. Morgan Securities Inc. waive the registration waiting periods and registration volume limitations on resale registrations described in this paragraph. Upon or without such a request, J.P. Morgan Securities Inc., in its sole discretion and based upon its evaluation of market conditions, the historical trading activity and liquidity of the Common Stock and other considerations it deems relevant, may waive continued application of the registration waiting periods and registration volume limitations described in this paragraph.

If the Issuer at any time or from time to time proposes to register any of its securities under the Securities Act, other than in an initial public offering or registrations on Form S-4 or Form S-8, then all holders, or all former holders, of registrable securities, if such shares have not been previously registered, will be entitled to piggyback registration rights, allowing them to have their shares included in the registration. These piggyback registrations are subject to delay or termination of the registration in certain circumstances.

Postponements and limitations.    Under certain circumstances, the Issuer may postpone a registration if its board of directors determines in good faith that effecting such a registration or continuing the disposition of Common Stock would have a material adverse effect on the Issuer, or would not be in the Issuer’s best interests. Furthermore, the underwriters of the registration may, subject to certain limitations, limit the number of shares included in the registration.

Founders common stock.    The Registration Rights Agreement provides, until the third anniversary of the Registration Rights Agreement, that certain holders of the Common Stock, who originally purchased shares of common stock of EXCO Holdings II, Inc. (which was merged with and into EXCO Holdings Inc. on October 3, 2005) issued prior to October 3, 2005, or the “founders,” may only sell their Common Stock pursuant to an effective registration statement covering the resale of such founder’s shares and may not sell their shares pursuant to Rule 144 or any other exemption from registration or otherwise.

Amendments and waivers.    The provisions of the Registration Rights Agreement may not be amended, terminated or waived without the written consent of the Issuer, holders of a majority of the shares then held by the outside investors and holders of a majority of the shares then held by the management investors.

Holdback arrangements.    Upon entering into the Registration Rights Agreement, each holder of registrable securities agreed that, at the request of the sole or lead managing underwriter in an underwritten offering, it would not make any short sale of, loan, grant any option for the purchase of or effect any public sale or distribution, including a sale pursuant to Rule 144 under the Securities Act, of any registrable securities during the five days prior to, and the time period (up to 90 days) requested by the underwriter following an underwritten offering. The holders of registrable securities will be subject to these restrictions for 180 days following the effective date of the registration statement filed with respect to the IPO.

Stock Option Agreements

As part of the compensation arrangement as the chairman and chief executive officer of EXCO Holdings Inc., on October 5, 2005, Mr. Miller was granted options to acquire 1,705,000 shares of common stock of EXCO Holdings Inc. at an exercise price of $7.50 per share pursuant to two Nonqualified Stock Option Agreements. The options expire on October 4, 2015. The option shares vest in four equal installments, beginning on October 5, 2005 and thereafter annually on such date. In connection with the merger of EXCO Holdings Inc. with and into the Issuer, the Issuer assumed the Nonqualified Stock Option Agreements, and the options to purchase shares of common stock of EXCO Holdings Inc. became options to purchase an equal number of shares of Common Stock of the Issuer. All other terms of the Nonqualified Stock Option Agreements remain the same.

On December 1, 2006, the Issuer granted an option to purchase 60,000 shares of Common Stock to Mr. Miller at an exercise price of $14.62 per share pursuant to an Incentive Stock Option Agreement. The option expires on November 30, 2016. The option shares vest in four equal installments, beginning on December 1, 2006 and thereafter annually on such date.

Except for the Registration Rights Agreement, the Nonqualified Stock Option Agreements and the Incentive Stock Option Agreement filed herewith as exhibits, there are no contracts, arrangements, understandings or relationships between Mr. Miller or any other person with respect to the securities of the Issuer.

Item 7.        Material to Be Filed as Exhibits

Exhibit 1.

First Amended and Restated Registration Rights Agreement, by and among EXCO Holdings Inc. (n/k/a EXCO Resources, Inc., successor by merger) and the Initial Holders (as defined therein), effective January 5, 2006, filed as an Exhibit to the Issuer’s Amendment No. 1 to its Form S-1 (File No. 333-129935) filed on January 6, 2006 and incorporated by reference herein.

Exhibit 2.

Nonqualified Stock Option Agreement, by and between EXCO Holdings Inc. (EXCO Resources, Inc. as successor by merger) and Douglas H. Miller dated as of October 5, 2005 granting an option to purchase 1,655,000 shares of Common Stock, filed as an Exhibit to Mr. Miller’s Schedule 13D filed on October 16, 2006 and incorporated by reference herein.

Exhibit 3.

Nonqualified Stock Option Agreement, by and between EXCO Holdings Inc. (EXCO Resources, Inc. as successor by merger) and Douglas H. Miller dated as of October 5, 2005 granting an option to purchase 50,000 shares of Common Stock, filed as an Exhibit to Mr. Miller’s Schedule 13D filed on October 16, 2006 and incorporated by reference herein.

Exhibit 4.	Incentive Stock Option Agreement, by and between EXCO Resources, Inc. and Douglas H. Miller dated as of December 1, 2006 granting an option to purchase 60,000 shares of Common Stock, filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 5, 2006
Date
/s/ DOUGLAS H. MILLER
Signature
Douglas H. Miller
Name/Title

INDEX TO EXHIBITS

Exhibit Number	Description

1

First Amended and Restated Registration Rights Agreement, by and among EXCO Holdings Inc. (n/k/a EXCO Resources, Inc., successor by merger) and the Initial Holders (as defined therein), effective January 5, 2006, filed as an Exhibit to the Issuer’s Amendment No. 1 to its Form S-1 (File No. 333-129935) filed on January 6, 2006 and incorporated by reference herein.

2

Nonqualified Stock Option Agreement, by and between EXCO Holdings Inc. (EXCO Resources, Inc. as successor by merger) and Douglas H. Miller dated as of October 5, 2005 granting an option to purchase 1,655,000 shares of Common Stock, filed as an Exhibit to Mr. Miller’s Schedule 13D filed on October 16, 2006 and incorporated by reference herein.

3

Nonqualified Stock Option Agreement, by and between EXCO Holdings Inc. (EXCO Resources, Inc. as successor by merger) and Douglas H. Miller dated as of October 5, 2005 granting an option to purchase 50,000 shares of Common Stock, filed as an Exhibit to Mr. Miller’s Schedule 13D filed on October 16, 2006 and incorporated by reference herein.

4	Incentive Stock Option Agreement, by and between EXCO Resources, Inc. and Douglas H. Miller dated as of December 1, 2006 granting an option to purchase 60,000 shares of Common Stock, filed herewith.